UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Texas Pacific Land Trust
(Name of Issuer)

Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Kinetics Advisers, LLC 13-4121163
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York
	7.	Sole Voting Power
		44,141
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		44,141

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons.
Horizon Asset Management LLC
13-3776334
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
		941,143
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		941,143

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons.
Kinetics Asset Management LLC
13-3878346
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
		784,695
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		784,695

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 784,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons. Horizon Kinetics LLC 45-0642972
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		1,769,979
Each Reporting
Person With:	9.	Sole Dispositive Power

	10.	Shared Dispositive Power
		1,769,979

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,769,979

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[X]
13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the sub-share certificates of proprietary interests (“Shares”) of Texas Pacific Land Trust (“TPL”). The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics LLC, a Delaware limited liability company and parent company to registered investment advisers Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, (collectively, “Horizon Kinetics”), all of which maintain a principal business address of 470 Park Avenue South, New York, New York 10016. Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment advisers, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest. Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel. The aggregate purchase price of the Shares collectively purchased by the Reporting Persons was approximately $677 million.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (b)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (c)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Advisers, LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 9,726 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics with respect to its proprietary accounts. Transactions effected by Horizon Kinetics in the last 60 days are as listed below. All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Asset Management LLC	6/16/2017	Buy	963	297.53
Horizon Asset Management LLC	6/16/2017	Sale	24	297.02
Kinetics Asset Management LLC	6/16/2017	Sale	90	297.01
Horizon Asset Management LLC	6/19/2017	Buy	1612	304.58
Horizon Asset Management LLC	6/19/2017	Sale	251	303.36
Kinetics Asset Management LLC	6/19/2017	Sale	108	304.45
Horizon Asset Management LLC	6/20/2017	Buy	1168	299.37
Horizon Asset Management LLC	6/20/2017	Sale	21	297.52
Kinetics Asset Management LLC	6/20/2017	Sale	90	298.20
Horizon Asset Management LLC	6/21/2017	Buy	1706	297.29
Horizon Asset Management LLC	6/21/2017	Sale	11	296.50
Kinetics Asset Management LLC	6/21/2017	Sale	90	296.34
Horizon Asset Management LLC	6/22/2017	Buy	1171	287.87
Kinetics Asset Management LLC	6/22/2017	Sale	142	283.02
Horizon Asset Management LLC	6/23/2017	Buy	1501	289.44
Kinetics Asset Management LLC	6/23/2017	Sale	376	287.50
Horizon Asset Management LLC	6/26/2017	Buy	1529	290.19
Horizon Asset Management LLC	6/26/2017	Sale	71	288.65
Kinetics Asset Management LLC	6/26/2017	Sale	382	290.32
Horizon Asset Management LLC	6/27/2017	Buy	1394	288.53
Kinetics Asset Management LLC	6/27/2017	Sale	388	286.37
Horizon Asset Management LLC	6/28/2017	Buy	1462	290.41
Kinetics Asset Management LLC	6/28/2017	Sale	412	290.67
Horizon Asset Management LLC	6/29/2017	Buy	1667	292.53
Horizon Asset Management LLC	6/29/2017	Sale	7	288.57
Kinetics Asset Management LLC	6/29/2017	Sale	420	292.03
Horizon Asset Management LLC	6/30/2017	Buy	1452	292.30
Kinetics Asset Management LLC	6/30/2017	Sale	421	291.25

Horizon Asset Management LLC	7/3/2017	Buy	1525	296.24
Kinetics Asset Management LLC	7/3/2017	Sale	422	295.90
Horizon Asset Management LLC	7/5/2017	Buy	1235	296.52
Kinetics Asset Management LLC	7/5/2017	Sale	220	295.50
Horizon Asset Management LLC	7/6/2017	Buy	1116	294.35
Kinetics Asset Management LLC	7/6/2017	Sale	220	294.00
Horizon Asset Management LLC	7/7/2017	Buy	1147	290.96
Horizon Asset Management LLC	7/7/2017	Sale	54	298.50
Kinetics Asset Management LLC	7/7/2017	Sale	220	290.00
Horizon Asset Management LLC	7/10/2017	Buy	1163	295.05
Horizon Asset Management LLC	7/10/2017	Sale	98	294.25
Kinetics Asset Management LLC	7/10/2017	Sale	220	294.97
Horizon Asset Management LLC	7/11/2017	Buy	1589	301.35
Horizon Asset Management LLC	7/11/2017	Sale	466	300.88
Kinetics Asset Management LLC	7/11/2017	Sale	220	300.00
Horizon Asset Management LLC	7/12/2017	Buy	1218	304.76
Kinetics Asset Management LLC	7/12/2017	Sale	314	303.78
Horizon Asset Management LLC	7/13/2017	Buy	1245	304.69
Kinetics Asset Management LLC	7/13/2017	Buy	45	305.00
Kinetics Asset Management LLC	7/13/2017	Sale	220	304.25
Horizon Asset Management LLC	7/14/2017	Buy	1379	305.37
Kinetics Asset Management LLC	7/14/2017	Sale	288	304.80
Horizon Asset Management LLC	7/17/2017	Buy	1422	305.39
Kinetics Asset Management LLC	7/17/2017	Buy	45	304.99
Kinetics Asset Management LLC	7/17/2017	Sale	220	305.40
Horizon Asset Management LLC	7/18/2017	Buy	1360	307.67
Kinetics Asset Management LLC	7/18/2017	Buy	102	310.00
Kinetics Asset Management LLC	7/18/2017	Sale	220	307.38
Horizon Asset Management LLC	7/19/2017	Buy	1349	313.35
Horizon Asset Management LLC	7/19/2017	Sale	13	315.20

Kinetics Asset Management LLC	7/19/2017	Buy	100	316.95
Kinetics Asset Management LLC	7/19/2017	Sale	345	311.79
Horizon Asset Management LLC	7/20/2017	Buy	1402	321.07
Horizon Asset Management LLC	7/20/2017	Sale	67	318.07
Kinetics Asset Management LLC	7/20/2017	Buy	97	322.49
Kinetics Asset Management LLC	7/20/2017	Sale	306	320.00
Horizon Asset Management LLC	7/21/2017	Buy	1782	321.06
Horizon Asset Management LLC	7/21/2017	Sale	43	320.30
Kinetics Asset Management LLC	7/21/2017	Sale	354	321.27
Horizon Asset Management LLC	7/24/2017	Buy	3208	319.41
Kinetics Asset Management LLC	7/24/2017	Buy	193	324.77
Kinetics Asset Management LLC	7/24/2017	Sale	216	317.23
Horizon Asset Management LLC	7/25/2017	Buy	4667	332.00
Horizon Asset Management LLC	7/25/2017	Sale	1625	333.03
Kinetics Asset Management LLC	7/25/2017	Sale	246	333.00
Horizon Asset Management LLC	7/26/2017	Buy	2895	337.86
Kinetics Asset Management LLC	7/26/2017	Buy	187	338.56
Kinetics Asset Management LLC	7/26/2017	Sale	388	333.01
Horizon Asset Management LLC	7/27/2017	Buy	1261	337.68
Horizon Asset Management LLC	7/27/2017	Sale	57	335.94
Kinetics Asset Management LLC	7/27/2017	Buy	52	338.05
Kinetics Asset Management LLC	7/27/2017	Sale	348	337.45
Horizon Asset Management LLC	7/28/2017	Buy	1260	337.60
Horizon Asset Management LLC	7/28/2017	Sale	156	331.52
Kinetics Asset Management LLC	7/28/2017	Sale	90	334.02
Horizon Asset Management LLC	7/31/2017	Buy	1105	336.96
Kinetics Asset Management LLC	7/31/2017	Sale	222	333.00
Horizon Asset Management LLC	8/1/2017	Buy	1328	351.78
Kinetics Asset Management LLC	8/1/2017	Sale	342	351.50
Horizon Asset Management LLC	8/2/2017	Buy	1242	363.06

Horizon Asset Management LLC	8/2/2017	Sale	30	357.94
Kinetics Asset Management LLC	8/2/2017	Sale	358	364.00
Horizon Asset Management LLC	8/3/2017	Buy	1471	371.05
Kinetics Asset Management LLC	8/3/2017	Sale	554	367.00
Horizon Asset Management LLC	8/4/2017	Buy	1682	368.95
Kinetics Asset Management LLC	8/4/2017	Sale	554	369.00
Horizon Asset Management LLC	8/7/2017	Buy	1323	363.85
Kinetics Asset Management LLC	8/7/2017	Sale	238	364.50
Kinetics Advisers, LLC	8/7/2017	Buy	4	364.50
Horizon Asset Management LLC	8/8/2017	Buy	1602	360.98
Kinetics Asset Management LLC	8/8/2017	Buy	59	362.79
Kinetics Asset Management LLC	8/8/2017	Sale	222	359.68
Horizon Asset Management LLC	8/9/2017	Buy	353	353.29
Horizon Asset Management LLC	8/9/2017	Sale	233	356.19
Kinetics Asset Management LLC	8/9/2017	Buy	6	362.03
Kinetics Asset Management LLC	8/9/2017	Sale	276	352.50
Kinetics Advisers, LLC	8/9/2017	Buy	8	352.44
Horizon Asset Management LLC	8/10/2017	Buy	278	359.25
Horizon Asset Management LLC	8/10/2017	Sale	36	357.45
Kinetics Asset Management LLC	8/10/2017	Sale	226	357.50
Horizon Asset Management LLC	8/11/2017	Buy	1986	357.64
Horizon Asset Management LLC	8/11/2017	Sale	140	356.27
Kinetics Asset Management LLC	8/11/2017	Sale	236	357.50
Horizon Asset Management LLC	8/14/2017	Buy	1598	366.28
Kinetics Asset Management LLC	8/14/2017	Sale	236	366.50

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no known contracts, arrangements, understandings or relationships with respect to the Shares of TPL.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 1 is the Joint Filing Agreement applicable to Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Asset Management LLC, and Kinetics Advisers, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2017	/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Advisers, LLC

Exhibit 1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 16, 2017

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Advisers, LLC